

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2010

VIA U.S. MAIL AND FAX (610)644-4129

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

     Re: Liberty Property Trust
             Form 10-KSB for the year ended December 31, 2009
             File No. 001-13130

Dear Mr. Alburger:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief